Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 8, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 5 dated July 15, 2016, Supplement No. 6 dated August 11, 2016 and Supplement No. 7 dated August 25, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 8 is to disclose:

•	the status of our initial public offering; and

•	the origination of a subordinate interest.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of September 6, 2016, we received and accepted subscriptions in our offering for 109.1 million shares, or $1.1 billion, comprised of $953.8 million in Class A shares and $129 million in Class T shares, including 642.3 million Class A shares, or $5.8 million, sold to NorthStar Realty.  As of September 6, 2016, 56.7 million shares remained available for sale pursuant to our offering. On April 28, 2016, we filed a registration statement with the SEC for a follow-on offering of up to $200 million in shares of our common stock and, as a result, our offering was extended until November 4, 2016, or such longer period as permitted under applicable law and regulations. The follow-on registration statement has not yet been declared effective by the SEC and there can be no assurance that we will commence the follow-on offering or successfully sell the full number of shares registered.

Origination of a Subordinate Interest
On September 1, 2016, we, through subsidiaries of our operating partnership, originated a $98.39 million preferred equity interest, or the subordinate interest, in a portfolio of 39 industrial properties located in 17 states, or the portfolio. We funded the subordinate interest with proceeds from our ongoing initial public offering.

The portfolio contains approximately 6.3 million square feet of industrial real estate and is 100% leased to 39 tenants with an average remaining lease term of 10.9 years. The sponsor and sole common equity owner of the portfolio, or the sponsor, is a national operator of industrial real estate properties with over 25 million square feet of industrial real estate assets under management and will manage the day-to-day operations of the portfolio.

The subordinate interest earns a fixed annual return payable monthly, or the preferred return, of 12.6% until the first anniversary, 13.1% from the first anniversary to the second anniversary, 13.6% from the second anniversary to the third anniversary, and 14.1% thereafter. The subordinate interest is also entitled to a 66.3% profit participation (i) in the portfolio’s capital proceeds above certain return thresholds and (ii) after the fourth anniversary of the closing, in the portfolio’s cash flow above certain return thresholds.  The maturity date of the subordinated interest is one year following the latest maturity of the senior financing (defined below), at which time the subordinated interest must be redeemed.  The sponsor has agreed to comply with various covenants and is subject to customary events of default including, for example, failure to redeem the subordinate interest when due, certain covenant breaches, insolvency, the occurrence of certain events of default under the senior financing and a change in control.

At the time of closing, the sponsor has $50 million of implied equity in the portfolio and the remaining cost of the portfolio acquisition was financed with a $307.64 million loan from an unaffiliated third-party lender, or the senior financing, which bears interest at a fixed rate of 3.974%. All or a portion of the senior financing may be defeased following the earlier to occur of (i) September 1, 2019 and (ii) the second anniversary of the date on which the entire loan has been securitized.

The loan-to-value ratio, or LTV ratio, of the subordinate interest is approximately 89%. The LTV ratio is the amount loaned in connection with the acquisition of the portfolio, net of certain reserves funded and controlled by the lenders and their affiliates, if any, over the appraised value of the portfolio at the time of origination. If the appraised value was not available for an individual property, the allocated purchase price for the property was used in calculating the LTV ratio.